SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  21)*

CONE MILLS CORPORATION

(Name of Issuer)

Common Stock, $.10 par value

(Title of Class of Securities)

206814 10 5

(CUSIP Number)

Albert A. Woodward, Esq.
Leonard, Street And Deinard, P.A.
150 South Fifth Street
Suite 2300
Minneapolis, Minnesota  55402
(612) 335-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 206814 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jess M. Ravich

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 214,400

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 214,400

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 214,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.8%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Charmel Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 977,200

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 977,200

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 977,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 3.8%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Charmel Enterprises, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 977,200

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 977,200

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 977,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 3.8%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Charles Barry

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 225,000

	8.	Shared Voting Power 1,219,360

	9.	Sole Dispositive Power 225,000

	10.	Shared Dispositive Power 1,219,360

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,444,360

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 5.6%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Melanie Barry

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 977,200

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 977,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 977,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 3.8%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Edward S. Adams

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 43,489

	8.	Shared Voting Power 31,511

	9.	Sole Dispositive Power 43,489

	10.	Shared Dispositive Power 31,511

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 75,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) IN

INTRODUCTION

The Holders originally filed a Schedule 13D relating to Cone Mills Corporation (the “Issuer”) on December 28, 1998.  The original filing was amended on January 19, 1999, February 16, 1999, March 9, 1999, June 15, 1999, September 30, 1999, November 4, 1999, March 9, 2000, July 14, 2000, December 22, 2000, March 28, 2001, April 26, 2001, June 6, 2001, November 13, 2001, February 7, 2002, June 7, 2002, November 26, 2002, February 5, 2003, March 3, 2003, March 5, 2003 and March 24, 2003.  This filing is the twenty-first amendment to the original Schedule 13D filing.

The Holders’ responses to Items 1 and 3 remain unchanged, and the Holders hereby restate the information contained in the original filing and subsequent amendments thereto for those items.

Item 2.	Identity and Background

This statement is filed jointly by the individuals and entities identified below (collectively the “Holders”).  There have been no changes in the identity, background, occupations, or addresses of the Holders since the filing of the last Schedule 13D Amendment to which this filing is an amendment.

1.     Marc H. Kozberg

2.     The Temple Company, L.L.P.

3.     Charmel Limited Partnership

4.     Charmel Enterprises, Inc.

5.     Richard Fitzgerald

6.     Charles Barry

7.     Melanie Barry

8.     Robert C. Klas, Sr.

9.     Edward S. Adams

10.   Oak Ridge Capital Group, Inc.

11.   Jess M. Ravich

During the last five years, none of the Holders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Holder been a party to a civil proceeding where, as a result of such proceeding, a Holder became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

The Holders’ prior disclosures under Item 4 are replaced in their entirety by this disclosure.

The Holders may solicit proxies to vote for the Holders’ slate of directors at the Issuer’s next annual meeting.  The Holders filed with the Securities and Exchange Commission, on March 3, 2003 and under the name “Cone Mills Shareholders’ Committee,” preliminary proxy solicitation materials on Schedule 14A pursuant to which they intended to nominate three individuals to stand for election as directors of the Issuer.  The Issuer subsequently postponed its shareholder meeting.  When the Issuer’s shareholder meeting is ultimately called, the Holders will consider whether to file an amendment to their preliminary proxy statement and nominate persons to stand for election as directors at the meeting.

Marc H. Kozberg, one of the Holders, is a member of the Board of Directors of the Issuer.  In addition to the Holders’ nominating a slate of directors for election at the Issuer’s next annual meeting of shareholders, the Holders may seek other ways to obtain additional representation on the Issuer’s Board of Directors, including nominating persons to fill vacancies created by resignation or removal of directors or nominating, and seeking proxies for the election of, persons to serve as directors at subsequent meetings of the Issuer’s shareholders.

The Holders intend to monitor the activities of the Board of Directors and management of the Issuer and will actively seek to promote policies that they believe to be in the best interest of the Issuer’s shareholders.  To that end, the Holders may communicate with other shareholders of the Issuer on matters of common interest.  The Holders intend to explore opportunities, and have engaged an investment banking firm to assist them in evaluating alternatives, to create shareholder value.

Certain of the Holders have, from time to time, had discussion with management of the Issuer and members of the Board of Directors of the Issuer regarding the possibility of the Holders purchasing the Issuer or certain operations of the Issuer, sale of the Issuer to third parties or other opportunities for extraordinary transactions involving the Issuer.  As and if similar opportunities present themselves, the Holders intend to have further discussions with the Issuer regarding such matters.

The Holders reserve the right to purchase additional shares of Issuer common stock and may sell Issuer securities should they deem it to be in their best interests.

Except as described above, the Holders have no plans or proposals of the type enumerated in Item 4 of Regulation Section 240.13d-101.

Item 5.	Interest in Securities of the Issuer

Information with respect to the aggregate number, and percentage, of all outstanding Common Stock beneficially owned as of July 7, 2003 by each of the Holders is set forth below:

Name	Number of Shares of Common Stock	Percentage of Outstanding Shares
Marc H. Kozberg (4)	252,500	1.0%
The Temple Company, L.L.P.	242,160	1.0%
Charmel Limited Partnership	977,200	3.8%
Charmel Enterprises, Inc. (2)	977,200	3.8%
Richard Fitzgerald (1)	242,160	1.0%
Charles Barry (1)(2)(3)	1,444,360	5.6%
Melanie Barry (2)	977,200	3.8%
Robert C. Klas, Sr.	550,100	2.1%
Edward S. Adams (5)	75,000	0.3%
Oak Ridge Capital Group, Inc.	50,500	0.2%
Jess M. Ravich (6)	214,400	0.8%

(1)   Includes 242,160 shares of Common Stock owned by The Temple Company, L.L.P.

(2)   Includes 977,200 shares of Common Stock owned by Charmel Limited Partnership.

(3)   Includes 225,000 shares of Common Stock held by Wells Fargo Bank, as Trustee of the Twin Cities Fan & Blower Co. Profit Sharing Plan FBO Charles Barry.

(4)   Includes 2,000 shares of Common Stock purchasable under currently exercisable options and 50,500 shares owned directly by Oak Ridge Capital Group, Inc., of which Mr. Kozberg is Chief Executive Officer.  The terms of the options are described in Item 6 hereto.

(5)   Includes 31,511 shares of Common Stock owned directly by Mr. Adams’ spouse.

(6)   Includes 214,400 shares held by Ravich Revocable Trust of 1989, a revocable trust of which Mr. Ravich is a trustee.

The Holders’ responses to Items 7 through 13 of the cover pages of the statement are incorporated herein by reference.  Cover pages have been included in this filing only to the extent a Holder’s beneficial ownership in the securities of the Issuer has changed since the most recent filing of a Schedule 13D amendment to which this statement is an amendment.

According to the Issuer’s most recent Form 10-Q filing with the SEC, the Issuer had 25,772,344 shares of Common Stock outstanding as of April 28, 2003.  The Holders, as of July 7, 2003, collectively beneficially own 2,534,360 shares of the Issuer’s Common Stock and options to purchase 2,000 shares of the Issuer’s Common Stock, constituting, in the aggregate, approximately 9.9% of the Issuer’s outstanding voting Common Stock.

The following transactions by the Holders in Common Stock of the Issuer have not been previously reported by the Holders in a Schedule 13D amendment:

Name	Date	Type of Transaction	Number of Shares	Price/ Share

Jess M. Ravich (1)	04/28/03	Buy	100,000	1.3999
Jess M. Ravich (1)	04/28/03	Buy	46,000	1.40
Jess M. Ravich (1)	04/30/03	Buy	4,000	1.40
Edward S. Adams (2)	04/28/03	Buy	11,511	1.40
Charmel LP	06/20/03	Buy	10,000	1.56
Charmel LP	06/23/03	Buy	50,000	1.597
Charmel LP	06/24/03	Buy	44,000	1.5968
Charmel LP	06/25/03	Buy	5,000	1.60

(1)           By Ravich Revocable Trust of 1989, a revocable trust of which Mr. Ravich is a trustee.

(2)           Purchased directly by Mr. Adams’ spouse.

All transactions in Issuer common stock by the Holders described above were effected in brokerage transactions on the New York Stock Exchange.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See prior amendment to Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

Exhibit A — Agreement as to joint filing pursuant to Regulation Section 240.13d-1(k)(1)(iii).

Exhibit B — Sharing and Consent Agreement *

Exhibit C — Power of Attorney (Richard Fitzgerald) *

Exhibit D — Power of Attorney (Melanie Barry) *

Exhibit E — Form of Option Agreement **

*              Attached as exhibits to Amendment No. 17 to this Schedule 13D, filed February 5, 2003.

**           Filed as Exhibit 10.10 to the Issuer’s annual report on Form 10-K for the year ended January 2, 1994.

Signatures

After reasonable inquiry, and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies  that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2003
Oak Ridge Capital Group, Inc.
/s/ Marc H. Kozberg
Marc H. Kozberg			By:	/s/ Marc H. Kozberg
Marc H. Kozberg, Chief Executive Officer
THE TEMPLE COMPANY, L.L.P.

By:	/s/*			/s/*
	Charles Barry, a partner			Jess M. Ravich

CHARMEL LIMITED PARTNERSHIP				/s/*
Edward S. Adams
By:	Charmel Enterprises, Inc.

	By:	/s/*		* By Marc H. Kozberg, Attorney-in-Fact
Charles Barry, President

CHARMEL ENTERPRISES, INC.

By:	/s/*
Charles Barry, President

/s/*
Richard Fitzgerald

/s/*
Charles Barry

/s/*
Melanie Barry

/s/*
Robert C. Klas, Sr.

EXHIBIT A

AGREEMENT AS TO JOINT FILING

Pursuant to Regulation Section 240.13d-1(k)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D Amendment relating to Cone Mills Corporation is being filed on behalf of each of the undersigned.

Oak Ridge Capital Group, Inc.
/s/ Marc H. Kozberg
Marc H. Kozberg			By:	/s/ Marc H. Kozberg
Marc H. Kozberg, Chief Executive Officer
THE TEMPLE COMPANY, L.L.P.

By:	/s/*			/s/*
	Charles Barry, a partner			Jess M. Ravich

CHARMEL LIMITED PARTNERSHIP				/s/*
Edward S. Adams
By:	Charmel Enterprises, Inc.

	By:	/s/*		* By Marc H. Kozberg, Attorney-in-Fact
Charles Barry, President

CHARMEL ENTERPRISES, INC.

By:	/s/*
Charles Barry, President

/s/*
Richard Fitzgerald

/s/*
Charles Barry

/s/*
Melanie Barry

/s/*
Robert C. Klas, Sr.